

09055774



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66011

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
$\qquad$ MM/DD/YY $\qquad\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Keystone Equities Group L.P.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1003 Egypt Road
$\qquad$ (No. and Street)

Oaks $\qquad$ Pennsylvania $\qquad$ 19456-1155
(City) $\qquad$ (State) $\qquad$ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William B. Fretz $\qquad$ 800-715-9905
$\qquad$ (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carrow, Doyle and Associates, LLP
$\qquad$
(Name – *if individual, state last, first, middle name*)

400 Berwyn Park, 899 Cassatt Rd, Suite 115, Berwyn, PA 19312
(Address) $\qquad$ (City) $\qquad$ (State) $\qquad$ (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __William B. Fretz__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __The Keystone Equities Group, LP__ , as of __25 February__ , 20__08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CATHERINE M. DAHL, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires October 4, 2010

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Index



Carrow, Doyle & Associates, LLP

Certified Public Accountants & Management Consultants

Independent Auditors' Report

To the Partners
The Keystone Equities Group, LP
Oaks, Pennsylvania

We have audited the accompanying statement of financial condition of The Keystone Equities Group, LP (the "Partnership") as of December 31, 2008, and the related statements of operations, changes in partners' capital and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Keystone Equities Group, LP at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Carrow, Doyle & Associates, LLP

Carrow, Doyle & Associates, LLP

Berwyn, Pennsylvania
February 25, 2009

THE KEYSTONE EQUITIES GROUP, LP
Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 40,855	
Deposit with clearing organization	150,000	
Receivable from clearing organization	416	
Accounts receivable	6,000	
Prepaid expenses	1,631	
Employee advances	479,062	
Property and equipment, net	88,869	
Total assets		$ 766,833

Liabilities

Accounts payable	$ 17,616	
Due to affiliate	8,060	
Total liabilities		25,676

Partners' Capital

Partners' capital		741,157
Total liabilities and partners' capital		$ 766,833

The accompanying notes are an integral part of these financial statements.

THE KEYSTONE EQUITIES GROUP, LP
Statement of Operations
For the Year Ended December 31, 2008

Revenues:			
Commissions	$	725,882	
Interest income		23,925	
Other income		63,427	
Total revenue			813,234
Expenses:			
Salary and salary related expenses		532,540	
Commission and other fees		585,571	
Advertising		10,579	
Depreciation and amortization		41,547	
Entertainment		5,619	
Insurance		4,478	
Office expenses		42,224	
Professional fees		41,984	
Registration and licensing fees		21,172	
Rent		75,965	
Telephone		38,633	
Travel		9,659	
Unrealized loss on securities owned		67,474	
Total expenses			1,477,445
Net loss		$	(664,211)

The accompanying notes are an integral part of these financial statements.

THE KEYSTONE EQUITIES GROUP, LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2008

	Keystone General Partners, Inc.	Keystone Group Holdings, LP	Total
Balance - January 1, 2008	$ 2,269	$ 686,599	$ 688,868
Capital contributions	-	716,500	716,500
Net loss	(6,642)	(657,569)	(664,211)
Balance - December 31, 2008	$ (4,373)	$ 745,530	$ 741,157

The accompanying notes are an integral part of these financial statements.

THE KEYSTONE EQUITIES GROUP, LP
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net loss	$ (664,211)	
Adjustment to reconcile net loss to net cash		
used in operating activities:		
Depreciation and amortization	41,547	
Unrealized loss on securities owned	67,474	
Changes in operating assets and liabilities:		
Receivable from clearing organization	1,612	
Accounts receivable	(6,000)	
Prepaid expenses	1,394	
Employee advances	(253,564)	
Accounts payable	(121,578)	
Due to affiliate	2,856	
Net cash used in operating activities		(930,470)
Cash flows from financing activities:		
Capital contributions	666,500	
		666,500
Net decrease in cash		(263,970)
Cash at beginning of year		304,825
Cash at end of year		$ 40,855

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Business Activity and Basis of Presentation

The Keystone Equities Group, LP, a Pennsylvania limited partnership (the "Partnership"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and licensed by the Financial Industry Regulatory Authority ("FINRA"). The Partnership is owned by Keystone General Partners, Inc., the general partner and 1% owner, and Keystone Group Holdings, LP, the limited partner and 99% owner. The Partnership is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment banking, securities brokerage services for individual clients and strategic consulting services. The Partnership is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis.

NOTE 2 – Summary of Significant Accounting Policies

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Securities Owned - Securities owned which are readily marketable are stated at quoted market prices. Securities not readily marketable are carried at estimated fair value as determined by management. All resulting unrealized gains and losses are included in earnings.

Concentrations of Credit Risk – At December 31, 2008, the Partnership is engaged in trading and other business consulting services to a limited clientele. The Partnership uses one clearing broker for all of its business. The Partnership permits the clearing broker to extend credit to its clientele secured by cash and securities in the client's account. The Partnership's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of the customers and counterparties to satisfy their obligations to the Partnership. The Partnership has agreed to indemnify the clearing broker for losses they incur while extending credit to the Partnership's clients. It is the Partnership's policy to review, as necessary, the credit standing of its customers and any counterparty. The Partnership does not believe it is exposed to significant risk for non-performance by its customers or counterparties.

_____

NOTE 2 – <u>Summary of Significant Accounting Policies</u> (Continued)

<u>Concentrations of Credit Risk</u> (Continued)

Financial instruments that potentially subject the Partnership to significant concentrations of credit risk consist principally of cash, deposits, and commissions receivable. Balances with the clearing broker are insured to their full amount.

In addition to balances maintained with the clearing broker, the Partnership maintains a checking account at a commercial bank. The account is insured by the Federal Deposit Insurance Corporation up to $250,000. At times the Partnership may exceed these limits. The Partnership does not believe it is exposed to any significant credit risks for its financial instruments.

<u>Revenue Recognition</u> – Customer security transactions and the related commission income and expenses are recorded on a trade date basis as securities transactions occur.

The Partnership earns fees as a placement agent for client securities. Cash placement fees earned as a placement agent for client securities are recognized upon the sale of client securities. Warrants to purchase client securities received as additional compensation in certain placements are recorded at estimated fair value upon receipt.

Other income includes fees from strategic consulting services. Fees from strategic consulting services are recognized when services are performed and collectability is probable.

<u>Fair Value of Financial Instruments</u> – The carrying amounts reported in the statement of financial condition for cash, receivables, accounts payable and accruals approximate fair value based on the short-term maturity of these instruments.

<u>Fixed Assets</u> – Fixed assets are recorded at cost. Depreciation and amortization is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to ten years. Leasehold improvements are amortized over the shorter of the lease term, including anticipated renewals, or their estimated useful lives. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any gain or loss on disposal is recognized.

The Partnership reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the carrying amount of the asset exceeds the undiscounted future cash flows expected to be generated by the asset, an impairment charge is recognized.

NOTE 2 – <u>Summary of Significant Accounting Policies</u> (Continued)

<u>Income Taxes</u> - The Partnership is not subject to income taxes as a separate entity. Taxes on income or loss of the Partnership are determined by the individual circumstances of each partner and are based on the individual income tax returns of the partners. Consequently, partnership income or loss is presented without a provision for income taxes. Partnership income and losses are allocated according to each partners' ownership interest except in situations where federal income tax law overrides.

NOTE 3 – <u>Related Party Transactions</u>

In February 2008, the Partnership entered into a 1-year non-cancelable operating lease to rent office space from 1003 Egypt Road Associates, LP ("1003 Egypt Road"). Beginning February 2009, the Partnership leases office space from 1003 Egypt Road under a month to month basis. Affiliates of the Partnership's owners are also partners in 1003 Egypt Road. The Partnership subleased office space from 1003 Egypt Road under month to month operating leases with three subtenants during the year ended December 31, 2008. Rent expense for the year ended December 31, 2008 was $75,965, net of sublease rentals of $40,875.

Keystone Group Holdings, LP charged the Partnership for management fees and operating expenses totaling $234,780 for the year ended December 31, 2008. The Due to Affiliate balance of $8,060 on December 31, 2008 represents outstanding amounts due to Keystone Group Holdings, LP. During the year ended December 31, 2008, Keystone Group Holdings, LP contributed $666,500 of capital to the Partnership. The Partnership converted $50,000 of outstanding amounts due to Keystone Group Holdings, LP to capital during the year ended December 31, 2008.

NOTE 4 – <u>Securities Owned</u>

At December 31, 2008, securities owned consists of warrants to purchase common stock which is publicly traded. The Partnership reduced the carrying value of the warrants to $0 at December 31, 2008 to reflect current fair value.

_____

NOTE 5 – Property and Equipment

Property and equipment at December 31, 2008 consist of the following:

Computers	$	50,573
Office equipment		20,949
Furniture and Fixtures		7,000
Leasehold improvements		152,314
Total property and equipment		230,836
Less: accumulated depreciation and amortization		(141,967)
Net property and equipment	$	88,869

Depreciation and amortization expense for the year ended December 31, 2008 was $41,547.

NOTE 6 – Commitments and Contingencies

In the normal course of business, the Partnership enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2008, and were subsequently settled had no material effect on the financial statements as of that date.

The Partnership is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liabilities will not have a material adverse effect on the Partnership's financial condition or results of operations.

NOTE 7 - Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Partnership had net capital of $165,179, which was $65,179 in excess of its required net capital of $100,000. The Partnership's aggregated indebtedness to net capital ratio was .16 to 1.

Independent Auditors' Report on Supplementary
Information Required by Rule 17a-5 of the Securities and
Exchange Act of 1934

To the Partners
The Keystone Equities Group, LP
Oaks, Pennsylvania

We have audited the accompanying financial statements of The Keystone Equities Group, LP for the year ended December 31, 2008, and have issued our report thereon dated February 25, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedules required pursuant to Rule 15c3-3 are omitted because the Partnership is exempt under Rule 15c3-3(K)(2)(ii).

Carrow, Doyle & Associates, LLP

Berwyn, Pennsylvania
February 25, 2009

SCHEDULE I -
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total partners' capital		741,157
Deduct non-allowable assets:		
Receivable from clearing organization	416	
Accounts receivable	6,000	
Prepaid expenses	1,631	
Employee advances	479,062	
Property and equipment, net	88,869	
Total non-allowable assets		575,978
Net capital before haircuts on security positions		165,179
Deduct haircuts on security positions:		
Not applicable, no security positions		-
Net capital		165,179
Minimum capital required per 15c3-1(a)(2)(iii)	$	100,000
Aggregate indebtedness	$	25,676
Ration of aggregate indebtedness to net capital		.16 to 1

There are no material differences between the amounts presented above and the amounts reported in the Partnership's unaudited FOCUS report as of December 31, 2008, as amended on February 25, 2009.

Independent Auditors' Report on Internal Control
Required by Rule 17a-5 of the Securities and Exchange Act of 1934

To the Partners
The Keystone Equities Group, LP
Oaks, Pennsylvania

In planning and performing our audit of the financial statements of The Keystone Equities Group, LP (the "Partnership") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carrow, Doyle & Associates, LLP

Berwyn, Pennsylvania
February 25, 2009

THE KEYSTONE EQUITIES GROUP, LP

Financial Statements

December 31, 2008